Exhibit (a)(1)(J)
For Release 7:30 a.m. Eastern Time, June 8, 2006
CUMULUS MEDIA INC. ANNOUNCES INCREASED CREDIT FACILITY AND
SATISFACTION OF FINANCING CONDITION UNDER ITS
DUTCH AUCTION TENDER OFFER
     Atlanta, Georgia – June 8, 2006 – Cumulus Media Inc. (NASDAQ: CMLS) announced today that, in connection with its previously announced “Dutch auction” tender offer, it has entered into an $850 million credit agreement (the “Credit Agreement”). As a result, the financing condition under its tender offer has been deemed satisfied.
     The Credit Agreement was entered into with a syndicate of financial institutions led by Bank of America, N.A. The Credit Agreement provides for a $100.0 million revolving credit facility and a $750.0 million term loan. The proceeds of the term loan will be used to, among other things, repay all amounts owed under the Company’s existing credit facilities, to purchase shares of the Company’s Class A Common Stock pursuant to the tender offer, to purchase shares of the Company’s Class B Common Stock pursuant to the previously announced stock purchase agreement entered into with certain affiliates of Bank of America Corporation in conjunction with the tender offer, and to pay related fees and expenses. Funding under the Credit Agreement is subject to conditions customary for financing transactions of this nature, and is also subject to the additional condition that shares of Class A Common Stock have been accepted for payment in the tender offer.
     The completion of debt financing on terms and conditions satisfactory to Cumulus in an amount sufficient to, among other things, purchase shares pursuant to the tender offer, purchase shares of Class B Common Stock pursuant to the stock purchase agreement and pay related fees and expenses had been a condition to completion of the tender offer. This condition has now been deemed satisfied by Cumulus.
     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of any class of the Company’s common stock. The solicitation of offers to buy shares of Cumulus common stock is being made only pursuant to the offer to purchase, the letter of transmittal and related documents that Cumulus has filed with the Securities and Exchange Commission and has distributed to its stockholders. Stockholders and investors should read carefully the offer to purchase and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders and investors are able to obtain copies of the tender offer statement on Schedule TO, the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission at the Commission’s web site at www.sec.gov. Stockholders and investors are able to obtain a copy of these documents, as well as any other documents that Cumulus has filed with the Securities and Exchange Commission, without charge, from the information agent, MacKenzie Partners, Inc., by calling (800) 322-2885 or (212) 929-5500, or by email at proxy@mackenziepartners.com.
     All inquires regarding the tender offer should be directed to the information agent, MacKenzie Partners, Inc., by calling (800) 322-2885.
For additional information about Cumulus, contact: Marty Gausvik, Cumulus Media Inc. (404) 949-0700.